Exhibit 99.2

For Immediate Release	April 5, 2022

The Valens Company Closes Previously Announced Bought Deal Financing including Exercise of Underwriters’ Over-Allotment Option

Kelowna, B.C., April 5, 2022 – The Valens Company Inc. (TSX: VLNS) (NASDAQ: VLNS) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to announce the closing of its previously announced bought deal public offering (the “Offering”) of units of the Company (the “Units”) for total gross proceeds of approximately CDN$32.3 million. The Company sold 12,205,186 Units at a price of CDN$2.65 per Unit, including 1,591,979 Units sold pursuant to the exercise of the underwriters’ over-allotment option.

Each Unit is comprised of one common share in the capital of the Company (a “Common Share”) and one-half of a Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant” and, collectively with the Units and the Common Shares, the “Offered Securities”). Each Warrant will be exercisable to acquire one additional Common Share (a “Warrant Share”) for a period of 48 months following the closing date of the Offering at an exercise price of CDN$3.20 per Warrant Share, subject to adjustment in certain events.

The Company intends to use the net proceeds from the Offering to continue to pursue strategic growth initiatives in North America, provide funding for working capital and for general corporate purposes.

Stifel Nicolaus Canada Inc. (“Stifel GMP”) and A.G.P./Alliance Global Partners acted as co-lead underwriters for the Offering, along with a syndicate of underwriters including ATB Capital Markets Inc., Haywood Securities Inc., M Partners Inc., and Raymond James Ltd. (collectively, the “Underwriters”).

In connection with the Offering, the Company filed a prospectus supplement dated March 30, 2022 (the “Prospectus Supplement”) to the amended and restated final short form base shelf prospectus dated March 28, 2022 (the “A&R Base Shelf Prospectus”) in each of the provinces of Canada other than Quebec. The Prospectus Supplement was also filed with the U.S. Securities and Exchange Commission as part of the Company’s effective registration statement on Form F-10 (the “Registration Statement”) previously filed under the U.S./Canada multi-jurisdictional disclosure system.

Copies of the Prospectus Supplement and the A&R Base Shelf Prospectus are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and a copy of the Registration Statement is available on EDGAR at www.sec.gov. Copies of the Prospectus Supplement and the A&R Base Shelf Prospectus may also be obtained in the United States, upon request, from the offices of Stifel, Nicolaus & Company, Incorporated at Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com and in Canada, upon request, from Stifel GMP by email at ECMCanada@stifel.com and from the offices of A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com..

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About The Valens Company

The Valens Company is a manufacturer of cannabis products. The Company provides proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia.

For further information, please contact:

Jeff Fallows
The Valens Company
Investor Relations
ir@thevalenscompany.com
1 647.956.8254

KCSA Strategic Communications
Phil Carlson
VLNS@kcsa.com
1 212.896.1233

Media
KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com
1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. In this press release, forward looking information and statements relate to, among other things, the anticipated use of the net proceeds from the Offering. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the COVID-19 epidemic, the cannabis industry, market conditions, economic factors, management’s ability to manage and to operate the business and the equity markets generally. The forward-looking information contained in this press release is made as of the date hereof, and the Company is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

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